Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

Trilogy International Partners Inc. (the “Company”)

155 108th Avenue NE, Suite 400

Bellevue, Washington, 98004 USA

ITEM 2:	DATE OF MATERIAL CHANGE

June 4, 2021

ITEM 3:	NEWS RELEASE

A news release announcing the material change was issued on June 4, 2021 through ACCESSWIRE and a copy was subsequently filed on SEDAR.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

The Company announced the expiration and final results for the previously announced offer by its indirect subsidiaries, Trilogy International South Pacific LLC ("TISP") and TISP Finance, Inc. (together with TISP, the "Issuers"), to exchange (the "Exchange Offer") any and all of the outstanding $350,000,000 aggregate principal amount of 8.875% Senior Notes due 2022 (the "Existing Notes") of Trilogy International Partners LLC ("Trilogy LLC") and Trilogy International Finance Inc. (together with Trilogy LLC, the "Existing Notes Issuers") for newly issued 8.875% Senior Secured Notes due 2023 of the Issuers (the "New Notes") and the related solicitation of consents by the Existing Notes Issuers (the "Consent Solicitation") to certain proposed amendments (the "Proposed Amendments") to the indenture governing the Existing Notes.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced the expiration and final results for the Exchange Offer and the Consent Solicitation.

According to information provided by Ipreo LLC, the information agent for the Exchange Offer and the Consent Solicitation, the aggregate principal amount of the Existing Notes that were validly tendered and not validly withdrawn as of 11:59 p.m., New York City time, on June 3, 2021, the expiration date of the Exchange Offer (the "Expiration Date") was $346,136,000, or 98.9% of the outstanding aggregate principal amount of Existing Notes.

The settlement date of the Exchange Offer was June 7, 2021. On the settlement date, $356,997,400 of New Notes (including the Backstop Notes, defined below) were issued. This principal amount reflects that New Notes were issued at 102% of the principal amount of the Existing Notes that were tendered for exchange by the early tender date of May 19, 2021; it also reflects that New Notes were issued at 97% of the principal amount of Existing Notes that were tendered after the early tender date and before the Expiration Date.

Certain holders of Existing Notes (the "Backstop Holders") acquired New Notes on the settlement date in an amount that enabled Trilogy LLC to redeem Existing Notes that remained outstanding after the completion of the Exchange Offer (the "Outstanding Existing Notes"). The principal amount of the Outstanding Existing Notes was $3,864,000 and the Issuers issued to the Backstop Holders additional New Notes (the "Backstop Notes") in the principal amount of $3,941,280, representing 102% of the principal amount of the Outstanding Existing Notes. The proceeds from the issuance of the Backstop Notes were used to redeem all of the Outstanding Existing Notes.

The Proposed Amendments became operative on the settlement date. The Proposed Amendments permitted the New Notes to be issued prior to the redemption of the Outstanding Existing Notes.

The previously announced consent solicitation (the "10% Notes Consent Solicitation") to amend the 10% Senior Secured Notes due 2022 (the "10% Notes") expired at 5:00 p.m., New York City time, on June 3, 2021. The 10% Notes Consent Solicitation was made pursuant to the consent solicitation statement dated as of May 6, 2021 (the "Consent Solicitation Statement"). Consents with respect to all of the 10% Notes were received in response to the Consent Solicitation Statement. The effective date of the amendment of the note purchase agreement governing the 10% Notes was concurrent with the settlement date for the Exchange Offer.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact Ann Saxton, Investor Relations & Corporate Development, (425) 458-5900.

ITEM 9:	DATE OF REPORT

This Material Change Report is dated June 11, 2021.

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